Lightspeed Commerce Appoints Technology Industry Veteran Rupal Hollenbeck to Board of Directors
Ms. Hollenbeck brings 30 years of global technology and go-to-market leadership experience to help advance Lightspeed’s strategy and profitable growth

MONTREAL, August 25, 2026 /PRNewswire/ Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the unified omnichannel platform powering ambitious retail, golf, and hospitality businesses in over 100 countries, today announced the appointment of Rupal Hollenbeck to its Board of Directors, effective October 1, 2026.

“I’m delighted to join the Lightspeed Board at such an exciting time in the Company’s journey,” said Rupal Hollenbeck. “Lightspeed has built a differentiated platform for ambitious independent businesses around the world, and I look forward to drawing upon my global technology track record and go-to-market expertise to help the Company realize its full potential, and create long-term value for its shareholders.”

Hollenbeck is a technology industry leader with 30 years of experience across hardware, software, and services, with a track record of building and transforming brands and businesses across global and local markets.

Hollenbeck currently serves as the President and Chief Business Officer of NextSilicon, a leader in next-generation computing solutions for AI and high-performance computing. Prior, Hollenbeck served as President and Chief Commercial Officer of Check Point Software Technologies, where she led global go-to-market operations. She has also served as Chief Marketing Officer at Cerebras Systems and Oracle, and held senior sales, marketing, and general management roles at Intel, including leadership positions in the data center business and across the Asia-Pacific region. She currently serves on the Board of Directors of Cequence Security, a privately owned enterprise software security company.

“Rupal’s combination of operating leadership, commercial expertise, and global perspective will be an invaluable addition to our Board,” said Manon Brouillette, Executive Chair of Lightspeed’s Board. “Her experience scaling technology businesses and building high-performing, global go-to-market organizations sets her up extremely well to add immediate value to Lightspeed as we execute our strategy and continue to deliver profitable growth for our shareholders.”

Simultaneously, Lightspeed announced that Nathalie Gaveau will step down from the Company’s Board of Directors, effective September 30, 2026. Lightspeed thanks Gaveau for her valuable contributions and dedicated service to the Board.

To learn more about Lightspeed, visit http://www.lightspeedhq.com.

About Lightspeed

Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail, golf and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.

With fast, flexible omnichannel technology, Lightspeed brings together point of sale, ecommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding the composition of Lightspeed’s board of directors. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Lightspeed Media Relations: media@lightspeedhq.com
Lightspeed Investor Relations: Gus Papageorgiou, investorrelations@lightspeedhq.com